FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                 HSBC CHINA HEADQUARTERS TO MOVE TO NEW BUILDING
                  IN SHANGHAI IFC - SHKP's NEW PUDONG LANDMARK

Sun Hung Kai Properties Group (SHKP) and HSBC today announced that the future Shanghai IFC, an ambitious landmark commercial complex by SHKP, will house HSBC China's headquarters. The move demonstrates the confidence of both companies in the Chinese economy.

Subject to final agreement, applicable laws and regulatory approvals, it is proposed that one of the two high-rise towers of Shanghai IFC be named 'HSBC Building-Shanghai IFC'. It is also expected that HSBC China will occupy 20 office floors of the HSBC Building-Shanghai IFC, taking up a total gross floor area of approximately 53,000 square metres.

Shanghai IFC is at 8 Century Avenue in the heart of the Lujiazui financial centre. The integrated complex will contain 400,000 square metres of gross floor area. Shanghai IFC will have twin towers and a lower block. It will provide 210,000 square metres of grade-A offices, two hotels spanning over 90,000 square metres with 656 rooms managed by Ritz-Carlton and W hotels, plus a 100,000-square-metre mall with an array of international retailers. The whole project is scheduled for completion in phases from 2009 to 2010.

Stephen Green, Group Chairman of HSBC Holdings plc, said: "This investment will further demonstrate our long-term commitment to China and our great confidence in Shanghai's future prospects. As our China headquarters, HSBC Building-Shanghai IFC will support the bank's plans for expansion across the country. 2007 has already been a landmark year for HSBC, with our incorporation in China earlier this year and the offer of renminbi services for its citizens. We have been very impressed with SHKP for creating this world class addition to Shanghai's skyline."

Walter Kwok, Chairman and Chief Executive of SHKP, said: "Sun Hung Kai Properties has extensive experience developing large-scale projects that are acknowledged for premium quality. We have gone to great lengths to make Shanghai IFC a world-class example of excellence; employing top-notch architects and designers to work with us on the project. Shanghai IFC will match Hong Kong's tallest building Two IFC in terms of quality and facilities, meeting the most exacting demands of multinational businesses."

Notes to editors:

1. Sun Hung Kai Properties Group

Sun Hung Kai Properties Group is one of the largest property companies in Hong Kong, developing all types of premium residential and commercial projects for sale and investment. The company is widely recognized for its quality and comprehensive customer service.

SHKP is responsible for many Hong Kong landmarks such as its headquarters Sun Hung Kai Centre, International Finance Centre (IFC), and International Commerce Centre (ICC) now under construction. Upon completion, ICC will be Hong Kong's tallest building, significantly boosting the company's portfolio and making it one of the biggest grade-A office landlords. SHKP's portfolio also includes large shopping centres like the trendy APM mall and notable luxury residential projects, including The Arch and Severn 8.

The company has been increasing its mainland investments in recent years. Sun Dong An Plaza in Wangfujing was recently re-branded Beijing APM and positioned as a trend-setting shopping centre with an array of international retailers. SHKP's other principal mainland projects after Shanghai IFC are an integrated retail, office and residential complex on Huai Hai Zhong Road in Puxi, luxury residences on the Wei Fong waterfront in Pudong, MIXC. Hangzhou and the Taihu International Community in Wuxi.

2. HSBC Bank (China) Company Limited

HSBC Bank (China) Company Limited started operations on 2 April 2007 as a wholly foreign-owned bank solely owned by The Hongkong and Shanghai Banking Corporation Limited. HSBC China incorporated the previous mainland China offices of The Hongkong and Shanghai Banking Corporation Limited. HSBC China's network currently comprises 40 outlets, including 15 branches and 25 sub-branches. HSBC China's headquarters is based in Pudong, Shanghai.

3. The Hongkong and Shanghai Banking Corporation Limited

Established in Hong Kong and Shanghai in 1865, The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group. The Hongkong and Shanghai Banking Corporation Limited has a branch in Shanghai, which conducts foreign currency wholesale banking business. With around 10,000 offices in 82 countries and territories and assets of US$1,861 billion as at 31 December 2006, the HSBC Group is one of the world's largest banking and financial services organisations.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  25 June 2007